
February 1, 2023

Robert E. Sandlin
Chief Executive Officer
Patriot Transportation Holding, Inc.
200 W. Forsyth Street
7th Floor
Jacksonville, FL 32202

> **Re: Patriot Transportation Holding, Inc.**
> **Schedule 13D filed by Robert E. Sandlin**
> **Filed January 18, 2023**
> **File No. 005-88600**

Dear Robert E. Sandlin:

We have reviewed the above-captioned filing, and have the following comment.

Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comment does not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D filed January 18, 2023

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was November 15, 2021. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the reported November 15, 2021 event date, the January 18, 2023 filing was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at (202) 551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions